SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the Month of March 2004

SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Shinhan Financial Group
120, 2-Ga, Taepyungro, Jung Gu,
Seoul 100-724, Korea

Feb 27, 2004

To Shareholders:

Convocation Notice of the 3rd Ordinary General Meeting of Shareholders

Notice is hereby given that the 3rd Ordinary General Meeting of Shareholders of the Group will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Young Hwi Choi President and CEO Shinhan Financial Group 120, 2Ga, Taepyungro, Jungku, Seoul, Korea

Description

1. Date and Time	March 25, 2004 10 A.M., Seoul time.
2. Venue	Auditorium, 20th floor / Shinhan Bank, 120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea
3. Agenda

1)	Approval of Financial Statements [balance sheets, income statements and statements of appropriation of retained earnings for fiscal year 2003 (January 1, 2003 ~ December 31, 2003)]

2)	Amendments to the Articles of Incorporation

3)	Appointment of Directors

4)	Appointment of Audit Committee Members

5)	Approval of Limitation on Director Compensation

6)	Approval of Stock Option Grant

6-1)	Approval of Stock Option Grant to Department Heads of Shinhan Financial Group and its Subsidiaries

6-2)	Approval of Stock Option Grant to Executives of Shinhan Financial Group and its Subsidiaries

Reference Document for the Exercise of the Voting Right

1.	Number of Voting Rights Held by All Shareholders: 264,527,958 shares

*	The total number of our outstanding common stock is 294,401,300 as of December 31, 2004. Among this, 29,873,342 shares held by Shinhan Bank, our wholly owned banking subsidiaries do not have voting rights under the Financial Holdings Company Act of Korea.

2.	Agenda Items and Reference Materials Thereof:

Agenda Item No. 1.	Approval of Financial Statements (balance sheets, income statements and statements of appropriation of retained earnings for fiscal year 2003 [January 1, 2003 ~ December 31, 2003])

–	Please refer to Appendix 1 for financial statements of the Group

–	Total Dividend Amount proposed by BOD

1)	Common Stock : KRW 158,716,764,600 (KRW 600 per share)

2)	Preferred Stock : KRW 83,397,139,955

3)	Total : KRW 242,113,904,555

Agenda Item No. 2	Amendments to the Articles of Incorporation

1.	Purpose :	1) To enhance independence and specialty of the committees under the board of directors in order to increase shareholder values through improved corporate governance.

2) To include the electronic disclosure methods of the financial statements of Shinhan Financial Group.

2.	Principal Proposals

•	Break down the existing Steering Committee into the Board Steering Committee, the Outside Director recommendation Committee and the Compensation Committee.

•	Make it possible to appoint a non-director executive as a vice president

•	Make it possible for Shinhan Financial Group to disclose its consolidated and non-consolidated financial statements and independent auditor’s opinions in the form of electronic document pursuant to the Article 55.2 of the Financial Holding Company Act and Article 21 of the Enforcement Rules of the Regulation on Supervision of Financial Holding Companies.

3.	The current Articles and the proposed amendments are as follows:

Current	Proposed

Article 1 ~ Article 35 Omitted	Article 1~ Article 35 No Change

Article 36 (Election of Director) (1) Omitted	Article 36 (Election of Director) (1) No change

(2) The Outside Directors shall be recommended by the Operation Committee pursuant to Article 46 and elected at the General Meeting of Shareholders.	(2) The Outside Directors shall be recommended by the Outside Director Recommendation Committee pursuant to Article 46 and elected at the General Meeting of Shareholders.

Article 37 ~Article 38 Omitted	Article 37 ~ Article 38 No change

Article 39 (Appointment of Representative Director, et al.) (1) The Company may appoint one Representative Director-Chairman and one Representative Director-President, by a resolution of the Board of Directors.	Article 39 (Appointment of Representative Director, et al.) (1) The Company may appoint one Representative Director-Chairman and one Representative Director-President, by a resolution of the Board of Directors.

(2) The Company may appoint one Vice President from among the Directors, by a resolution of the Board of Directors.	Deleted

Article 40 (Duties of Directors) (1) ~ (2) Omitted	Article 40 (Duties of Directors) (1) ~ (2)

(3) The Vice President and Directors shall assist the Representative Director, and	(3) Directors shall assist the Representative Director, and perform their

Current	Proposed

perform their respective duties as may be delegated to them by the Board of Directors.	respective duties as may be delegated to them by the Board of Directors.

Article 41 ~ Article 45 Omitted	Article 41 ~ Article 45 No change
Article 46 (Committees) (1) The Company may have the following committees within the Board of Directors.	Article 46 (Committees) (1) The Company may have the following committees within the Board of Directors.
1. Operation Committee (Steering Committee)	1. Board Steering Committee
2. Audit Committee New provision	2. Audit Committee
3. Risk Management Committee New provision	3. Outside Director Recommendation Committee
4. Risk Management Committee
5. Compensation Committee
(2) Details regarding composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors. Provided that, the Operation Committee referred to in Paragraph (1), Subparagraph 1 shall satisfy the composition requirements of the Outside Director Candidate Recommendation Committee as set forth in the Financial Holding Company Act.	(2) Details regarding composition, power, operation, etc. of each committee shall be determined by the resolution of the Board of Directors.
(3) Articles 42, 44 and 45 shall apply mutatis mutandis with respect to the committees.	(3) No change
Article 47 ~ Article 52 Omitted	Article 47 ~ Article 52 No change
Article 53 (Preparation and Maintenance of Financial Statements and Business Report ) (1) ~ (3) Omitted	Article 53 (Preparation and Maintenance of Financial Statements and Business Report ) (1) ~ (3) No change

Current	Proposed

(4) Immediately upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director-President shall make a public notice of the balance sheet, income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies and the opinion of an external outside auditor. New provision	(4) Immediately upon obtaining approval for the documents mentioned in Paragraph (1) above from the General Meeting of Shareholders, the Representative Director-President shall make a public notice of the balance sheet, income statement, consolidated financial statements pursuant to the Act on External Audit of Stock Companies and the opinion of an external outside auditor. In doing so, notwithstanding the provisions of Article 4, the Company may use the means of electronic document as prescribed by Article 55.2 of the Financial Holding Company Act.
Addenda (3)
1. (Enforcement date) Above provisions shall take effect from March 25, 2004.

Agenda Item No. 3	Appointment of Directors

The candidates for Directors are as follows:

Name	Tenure	Positions to be held	New appointment

Eung Chan Ra	3 years	Director
Young Hwi Choi	3 years	Director
In Ho Lee	3 years	Director
Young Seok Choi	3 years	Director
Yong Woong Yang	3 years	Director	New appointment
Pyung Joo Kim	1 year	Outside Director
Il Sup Kim	1 year	Outside Director
Sang Yoon Lee	1 year	Outside Director	New appointment

Name	Tenure	Positions to be held	New appointment

Yoon Soo Yoon	1 year	Outside Director	New appointment
Sang Chul Lee	1 year	Outside Director	New appointment
Byung Hun Park	1 year	Outside Director
Moon Pil Oh	1 year	Outside Director
Young Soo Lee	1 year	Outside Director
Dong Hyun Kwon	1 year	Outside Director	New appointment
Philippe Reynieix	1 year	Outside Director	New appointment

     For the personal profiles of the candidates, please refer to Appendix 2.

Agenda Item No. 4 Appointment of Audit Committee Members
Among the nominated directors, Young Seok Choi, Il Sup Kim, Sang Yoon Lee, Moon Pil Oh, and Dong Hyun Kwon was recommended as candidate of the audit committee members of 2004 through the resolution of the audit committee meeting.

Agenda Item No. 5 Approval of Limitation on Director Compensation Limitation on the aggregate compensation to the directors: KRW3 billion in 2004

Agenda Item No. 6   Approval of Stock Option Grant

(Agenda Item No. 6-1)  Grant of Stock Options to Department Heads of Shinhan Financial Group and its Subsidiaries

1)	Grantees : Department heads of Shinhan Financial Group and its subsidiaries

2)	Number of options to be granted : Stock options to purchase up to 700,000 shares in total.

*	Specific number of shares that will be granted to each department head of Shinhan Financial Group and Subsidiaries will be determined by the Board of Director’s Meeting following the total limit and granting conditions approved by the General Shareholders’ Meeting.

3)	Exercise price: Exercise price calculated in accordance with Article 84.9 of the Securities Exchange Act Enforcement Decrees

4)	Date of grant: March 25, 2004

5)	Exercise period: Exercisable during the 3 year period after the second anniversary from the grant date.

6)	Method of share issuance : Shinhan Financial Group will, at its option, to choose between the following two methods (or the combination of the two).

–	to issue new shares at the exercise price; or

–	to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

7)	Condition for exercise: The sum of the net income of the relevant company (the company where the applicable executive or officer works) during the grant year and the following year should be greater than zero.

(Agenda Item No. 6-2)   Grant of Stock Options to Executives of Shinhan Financial Group and its Subsidiaries

1)	Grantees: A total of 27 executives and officers of Shinhan Financial Group and its subsidiaries (Shinhan Bank, Shinhan Card, Shinhan Capital, and Shinhan Credit Information)- See 8) below for details

2)	Number of options to be granted: stock options to purchase 705,000 shares in total

3)	Exercise price: Exercise price calculated in accordance with Article 84.9 of the Securities Exchange Act Enforcement Decrees of Korea.

*	Determination of exercise price: Based on the arithmetic mean of the three trading volume-weighted averages of closing prices during the 2-month, 1-month and 1-week periods counting backwards from the grant date

4)	Date of grant: March 25, 2004

5)	Exercise period : Exercisable during the 3 year period after the second anniversary from the grant date.

6)	Method of share issuance : Shinhan Financial Group will, at its option, to choose between the following two methods (or the combination of the two).

–	to issue new shares at the exercise price; or

–	to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price

7)	Conditions for exercise :

A.	50% of the volume granted

–	Stock options are exercisable when both of the following two conditions are met.

[Condition 1]	Shinhan Financial Group’s shareholder return (as defined below) is greater than 80% of the Korean banking industry stock price index growth

*	Shinhan Financial Group’s shareholder return = {[Closing price of the day of exercise] Note.1 + Dividends per share paid between the day of grant and the day of exercise] — [Closing price of the day of grant] Note.2} / [Closing price of the day of grant]X 100

(Note. 1, 2)

Closing price of the day of exercise and grant means the arithmetic mean of the three trading volume-weighted averages of closing prices during the 2-month, 1-month and 1-week periods counting backwards from the day of exercise and grant, as applicable.

[Condition 2]	The sum of the net income of the relevant company (the company where the applicable executive or officer works) during the grant year and the following year should be greater than zero.

B.	The other 50% of the volume granted

–	Exercisable volume to be determined based on the return on equity (ROE) of the relevant company target achievement rate for each two year.

	Description 1	Description 2
	(for the grant year)	(for the following year)

Number of stock options to be exercised (M)	Half of the 50% of the total volume granted	Half of the 50% of the total volume granted

Determination of	Number of shares(M) x (actual ROE/ target ROE)

exercisable number	* Exercisable number of shares can not exceed “(M)”

8)	Details of Stock Options Granted to Executives and Officers

Company	Title	Name	No. of Shares

SFG	Chairman President & CEO Senior Exe. VP Senior Exe. VP Senior Exe. V P Senior Exe. VP Senior Exe. VP	Eung Chan Ra Young Hwi Choi Bhang Gil Choi Chil Sun Hong Hee Soo Kim Byung Jae Cho Baek Soon Lee	100,000 90,000 30,000 20,000 20,000 20,000 20,000
Shinhan Bank	President Standing Auditor Dep. President Dep. President Dep. President Dep. President Dep. President Dep. President Dep. President Dep. President Exe. VP	Sang Hoon Shin Hong Soon Moon Jae Woo Lee Gwang Lim Youn Woo Sup Cho Min Ky Han Youn Soo Song Do Heui Han Jin Won Suh Shin Keun Yang Sang Young Oh	80,000 20,000 20,000 20,000 20,000 20,000 20,000 20,000 20,000 20,000 15,000
Shinhan Card Shinhan Capital	President Standing Auditor Dep. CEO Dep. CEO Dep. CEO President Vice President Vice President	Sung Kyun Hong Tae Gyu Lee Seong Won Kim Woo Yeop Shim Moon Han Kim Dong Girl Lee Sahng Dae Kim Seung Keun Oh	30,000 10,000 10,000 10,000 10,000 30,000 10,000 10,000
Shinhan Credit Information	CEO	Beom Seong Shim	10,000
	Total		705,000

Appendix 1. Financial Statements of Shinhan Financial Group

1)	Balance Sheets

Shinhan Financial Group Co., Ltd and Subsidiaries
Non-Consolidated Balance Sheets
December 31, 2003 and December 31, 2002
(In million of KRW)

		Year		Year
		2003		2002

	Assets
I.	Cash & Due from Banks		5,353		10,613
1.	Due from Banks		5,353		10,613
II.	Securities		6,308,538		3,991,864
(1)	Equity Securities Accounted for by the Equity Method		6,308,538		3,990,775
1.	Stocks		6,308,538		3,990,775
(2)	Available-for-Sale Securities		0		1,089
1.	Bonds		0		1,089
III.	Loans		1,935,180		765,281
	Allowance for Possible Loan Losses		(9,725)		(3,846)
1.	Loans in Won		1,637,200		497,200
2.	Loans in Foreign Currency		107,705		71,927
3.	Privately Placed Bonds		200,000		200,000
IV.	Fixed Assets		2,020		1,754
(1)	Premises and Equipment		1,606		1,212
1.	Vehicles	391		242
	Accumulated Depreciation	177	214	129	113
2.	Equipment	993		344
	Accumulated Depreciation	549	444	161	183
3.	Other	1,404		1,283
	Accumulated Depreciation	456	948	367	916
(2)	Intangible Assets		414		542
1.	Organization Costs		0		20
2.	Other		414		522
V.	Other Assets		43,339		15,467
1.	Guarantee Deposits		7,840		7,069
2.	Accounts Receivable		7,612		2,361
3.	Accrued Income		11,334		4,332
4.	Advance Payments		10		0
5.	Prepaid Expenses		1,667		48
6.	Prepaid Income Taxes		13,867		982
7.	Sundry Assets		1,009		675
	Total Assets		8,294,430		4,784,979
	Liabilities
I.	Borrowings		165,868		36,012

		Year		Year
		2003		2002

1.	Borrowings in Won		94,000		0
2.	Borrowings in Foreign Currency		71,868		36,012
II.	Debentures		1,980,543		732,030
1.	Debentures in Won	1,950,000		700,000
	Discounts	5,331	1,944,669	3,887	696,113
2.	Debentures in Foreign Currency	35,934		36,012
	Discounts	60	35,874	95	35,917
III.	Other Liabilities		30,464		6,717
1.	Taxes Withheld		1,176		523
2.	Dividends Payable		928		453
3.	Accounts Payable		14,492		1,541
4.	Accrued Expenses		12,189		3,962
5.	Unearned Revenues		1,679		0
6.	Accrued Severance Benefits	530		570
	Deposits with Insurance Company for Severance Benefits	530	0	332	238
	Total Liabilities		2,176,875		774,759
	Stockholders’ Equity
I.	Capital Stock		1,958,530		1,461,806
1.	Common Stock		1,472,007		1,461,806
2.	Preferred Stock		486,523		0
II.	Capital Surplus		3,316,380		1,976,625
1.	Paid-in Capital in excess of Par Value		3,316,380		1,976,625
III.	Retained Earnings		866,398		672,530
1.	Legal Reserve		82,469		22,076
2.	Retained Earnings Before Appropriation		783,929		650,454
IV.	Capital Adjustment		(23,753)		(100,741)
1.	Valuation Loss on Equity Securities Accounted for by the Equity Method		(33,379)		(103,077)
2.	Valuation Loss on Available-for-sale Securities		0		(668)
3.	Stock Options		9,626		3,004
	Total Stockholders’ Equity		6,117,555		4,010,220
	Total Liabilities and Stockholders’ Equity		8,294,430		4,784,979

2)	Income Statements

Shinhan Financial Group Co., Ltd and Subsidiaries
Non-Consolidated Statements of Income
Year ended December 31, 2003 and December 31, 2002
(In million of KRW)

		Year		Year
		2003		2002

I.	Operating Revenues	0	486,428	0	643,360
(1)	Valuation Gain using the Equity Method of Accounting	0	388,641	0	618,690
(2)	Interest Income	0	97,787	0	24,670
1.	Interest on Due from Banks	631	0	1,861	0
2.	Interest on Loans	83,720	0	15,931	0
3.	Interest on Privately Placed Bonds	13,436	0	6,878	0
II.	Operating Expenses	0	121,480	0	41,140
(1)	Interest Expenses	0	92,616	0	21,632
1.	Interest on Borrowings	11,020	0	1,152	0
2.	Interest on Debentures	81,362	0	20,452	0
3.	Other	234	0	28	0
(2)	Commission Expenses	0	4,962	0	68
(3)	Selling and Administrative Expenses	0	23,902	0	19,440
1.	Salaries	9,821	0	7,008	0
2.	Retirement Allowance	140	0	594	0
3.	Employee Benefits	601	0	370	0
4.	Rent	142	0	46	0
5.	Entertainment	1,455	0	1,903	0
6.	Depreciation	568	0	489	0
7.	Amortization on Intangible Assets	109	0	24	0
8.	Bad Debt	5,879	0	2,374	0
9.	Taxes and Dues	361	0	125	0
10.	Advertising	22	0	72	0
11.	Commissions	1,374	0	5,748	0
12.	Other	3,430	0	687	0
III.	Operating Income	0	364,948	0	602,220
IV.	Non-Operating Income	0	424	0	5,380
1.	Gain on Foreign Currency Translation	231	0	3,645	0
2.	Gain on Foreign Currency Transaction	3	0	0	0
3.	Gain on Disposition of Equity Securities	0	0	1,731	0
4.	Miscellaneous	190	0	4	0
V.	Non-Operating Expenses	0	3,145	0	3,669
1.	Loss on Foreign Currency Translation	231	0	3,645	0
2.	Loss on Foreign Currency Transaction	2	0	1	0
3.	Loss on Disposition of Equity Securities	166	0	0	0
4.	Loss on Available-for-Sale Securities	1,725	0	0	0
5.	Contribution	34	0	23	0
6.	Miscellaneous	987	0	0	0
VI.	Ordinary Income	0	362,227	0	603,931
VII.	Extraordinary Gain or Loss	0	0	0	0
VIII.	Income Before Income Tax Expenses	0	362,227	0	603,931
IX.	Income Tax Expenses	0	0	0	0
X.	Net Income for the Period	0	362,227	0	603,931

3)	Statements of Appropriation of Retained Earnings

Non-Consolidated Statements of Appropriations of Retained Earnings
Year ended December 31, 2003 and December 31, 2002
(In million of KRW)

		Year		Year
		2003		2002

I.	Retained Earnings Before Appropriation	0	783,929	0	650,454
1.	Unappropriated Retained Earnings carried over from prior years	432,569	0	47,034	0
2.	Change in retained Earnings of subsidiaries	(10,848)	0	(510)	0
3.	Cumulative effect of change in accounting principle	(20)	0	0	0
4.	Net Income for the Period	362,227	0	603,931	0
II.	Appropriation of Retained Earnings	0	278,337	0	217,886
1.	Legal Reserve	36,223	0	60,393	0
2.	Dividends	242,114	0	157,492	0
1)	Cash Dividends on common stock	158,717	0	157,492	0
2)	Cash Dividends on preferred stock	83,397	0	0	0
III.	Unappropriated Retained Earnings carried over to subsequent year	0	505,592	0	432,569

Appendix 2. Resume of Director Candidates

1.	Eung Chan Ra

1.	Date of Birth:		November 25, 1938
2.	Current Position:		Chairman of the Board of Directors, Shinhan Financial Group
3.	Education:		Seonlin Commercial High School, Seoul Korea Korea Univ. Executive Business School, Korea
4.	Working Experience
	-	Mar. 1975:	Chief Secretary, Taegu Bank
	-	Oct. 1975:	General Manager of Wondaedong Branch, Taegu Bank
	-	Jul. 1977:	Director, Jaeil Investment & Finance Corp., Seoul
	-	Feb. 1979:	Director and Executive Vice President, Shinhan Bank
	-	Feb. 1988:	Director & Deputy President
	-	Feb. 1991:	President & Chairman of the Executive Committee, Shinhan Bank
	-	Feb. 1999:	Vice Chairman of the Board of Directors, Shinhan Bank
	-	Sep. 2001:	Chairman of the Board of Directors, Shinhan Financial Group

2.	Young Hwi Choi

1.	Date of Birth:		October 28, 1945
2.	Current Position:		President & CEO, Shinhan Financial Group
3.	Education:		BA in Economics, Sung Kyun Kwan Univ. Seoul, Korea (1969)
4.	Working Experience
	-	1969 ~ 1978:	Bank of Korea
	-	1978 ~ 1982:	Assistant Director, Ministry of Finance
	-	Jun. 1982:	A member of Shinhan Bank Establishment Committee
	-	Jul. 1983:	General Manager, Hannam-dong Branch, Shinhan Bank
	-	Aug. 1985:	General Manager, General Administration Dept, Shinhan Bank
	-	Aug. 1988:	General Manager, International Dept, Shinhan Bank
	-	Jul. 1991:	General Manager, New York Branch, Shinhan Bank
	-	Feb. 1994:	Director, Shinhan Bank
	-	Feb. 1999:	Deputy President ( Member of BOD ), Shinhan Bank
	-	Sep. 2001:	Director and Deputy President, Shinhan Financial Group
	-	Mar. 2003:	President & Chief Executive Officer, Shinhan Financial Group

3.	In Ho Lee

1.	Date of Birth:		November 2, 1943
2.	Current Position:		Vice-Chairman, Shinhan Financial Group
3.	Education:		BA in Economics, Yonsei Univ. Seoul, Korea (1967)
4.	Working Experience
	-	1966 ~ 1973:	Commercial Bank of Korea
	-	1973 ~ 1982:	Daegu Bank

-	May 1982:	A member of Shinhan Bank Establishment Committee
-	May 1983:	General Manager of Seoso-Moon Branch, Loan Administration Dept.,Myung-Dong Branch, Business Department, Shinhan Bank
-	Mar. 1990:	Deputy Director, Shinhan Bank
-	Feb. 1991:	Director, Shinhan Bank
-	Feb. 1993:	Director & Executive Vice President, Shinhan Bank
-	Feb. 1997:	Director & Deputy President, Shinhan Bank
-	Feb. 1999:	President & Chief Executive Officer, Shinhan Bank
-	Mar. 2003:	Vice-Chairman, Shinhan Financial Group

4.	Young Seok Choi

1.	Date of Birth:		July 2, 1929
2.	Current Position:		President, C.Y.S. Ltd.
3.	Education:		BA in Commerce, Meiji University, Japan (1959)
4.	Working Experience
	-	Nov. 1993:	President, C.Y.S. Ltd. (current), Founding Director, AERTH 21
	-	Jun. 1993:	Advisor to the Peace Unification Advisory Group
	-	Feb. 1995:	Director, Shinhan Bank
	-	Mar. 2003:	Director, Shinhan Financial Group (current)

5.	Yong Woong Yang

1.	Date of Birth:		August 4, 1948
2.	Current Position:		President, Doen
3.	Education:		BA, Chosen University, Korea (1971)
4.	Working Experience
	-	Apr. 1971:	Korean Residents’ Support Group of Kobe-si
	-	Jun. 1973:	President, Grand Kougyo (current)
	-	Dec. 1989:	President, Grand Tour (current)
	-	Dec. 1989:	President, Grand Tour (current)
	-	Aug. 1990:	President, Doen (current)
	-	Feb. 1998:	Management Advisory Committee, Shinhan Bank
	-	Mar. 2001:	Outside Director, Shinhan Bank
	-	Aug. 2001 ~ Mar 2003:	Outside Director, Shinhan Financial Group

6.	Pyung Joo Kim

1.	Date of Birth:	February 6, 1939
2.	Current Position:	Visiting Professor, KDI School of Public Policy and Management
3.	Education:	Ph. D in Economics, Princeton University, U.S.A. (1976)
4.	Working Experience

-	Sep. 1983:	Dean, College of Commerce, Sogang University
-	Nov. 1990:	Dean, Graduate School of Economics & Policies, Sogang University
-	Oct. 1999:	Dean, Graduate School of International Studies, Sogang University
-	Mar. 2004:	Professor Emeritus, Sogang University
-	Mar. 2004:	Visiting Professor, KDI School of Public Policy and Management

7.	Il Sup Kim

1.	Date of Birth:		July 1, 1946
2.	Current Position:		Vice President of Ehwa Womans University
3.	Education:		Ph.D., Business Administration, Seoul National University (1991)
4.	Working Experience
	-	1977 ~ 1981:	Director of international affairs, KICPA
	-	1985 ~ 1993:	Head of Seoul Consulting Inc., Samil Consulting & Research Inc. and Samil Coopers & Lybrand Consulting Inc.
	-	1990 ~ 1997:	Member of the Advisory Committee on Accounting Establishment, Securities Supervisory Board
	-	1993 ~ 1994:	Chairman of the Auditing Research Committee, KICPA
	-	1994 ~ 1998:	Vice President of the KICPA in charge of international affairs
	-	1995:	Vice president of the Korean Accounting Association
	-	1997 ~ 1998:	Member of the Accounting Standards Deliberation Committee, Securities Supervisory Board
	-	2002 ~ present	Vice President of Ehwa Womans University

8.	Sang Yoon Lee

1.	Date of Birth:		September 13, 1942
2.	Current Position:		Representative Director and President, Nongsim Ltd.
3.	Education:		BA in Commerce, Seoul National Univ.(1966)
4.	Working Experience
	-	Jul. 1968:	Goldenbell Commerce
	-	Jan. 1971:	Lotte Industry Ltd. (currently Nongsim Ltd.)
	-	Mar. 1978:	Director, Nongsim Ltd.
	-	Jan. 1986:	Senior Executive Director, Head of Sales Division, Nongsim Ltd.
	-	Sep. 1994:	Representative Director and President, Nongsim Ltd.
	-	Oct. 1997:	Representative Director & Vice Chairman, Nongsim Ltd
	-	Jan. 2001:	Representative Director and President, Nongsim Ltd. (current)
	-	Feb. 2001:	Non-statutory Vice-Chairman, Korea Food Industry Association (current)

9.	Yoon Soo Yoon

1.	Date of Birth:		September 9, 1945
2.	Current Position:		Chairman/CEO of FILA Korea Ltd.
3.	Education:		BA in Political Science & Diplomacy, Korea University of Foreign Studies (1974)
4.	Working Experience
	-	1973 ~ 1975	A Shipping Public Corporation
	-	1975 ~ 1981	JC Penney
	-	1981 ~ 1984	Hwasung Co., Ltd (Export Director)
	-	Mar. 1984	President of Daewoon Trading Co.,
	-	July. 1985	President of Care Line Corp. (current)
	-	Jun. 1991	President of Fila Korea Ltd.(current)

10.	Sang Chul Lee

1.	Date of Birth:		February 20, 1948
2.	Current Position:		Emeritus Professor, Korea University (current)
3.	Education:		Phd in Engineering, Duke University 1976
4.	Working Experience
	-	1976:	Senior Researcher, Western Union Spacecom, USA (NASA Comm Satellite Designer)
	-	1979 :	Chief Researcher, Computer Sciences Co., USA
	-	Sep. 1982:	Chief Researcher, National Defense Research Center
	-	May. 1991:	Center Chief, Korea Telecom Communication Network Research Center
	-	Jun. 1993:	Division Chief, Korea Telecom Business Development Division
	-	Jan. 1996:	Division Chief, Korea Telecom Wireless Business Division
	-	Dec. 1996:	Representative Director & President, KTF Ltd.
	-	Jan. 2001:	President, Korea Telecom
	-	Jun. 2002:	Minister, Ministry of Information & Communication
	-	May. 2003:	Emeritus Professor, Korea University (current)

11.	Byung Hun Park

1.	Date of Birth:		September 10, 1928
2.	Current Position:		Chairman, Daeseong Precisions Ltd (current)
3.	Education:		BA in Economics at Meiji University, Japan (1953)
4.	Working Experience
	-	Mar. 1985	President, HQ of Korean Residents’ Union in Japan
	-	Mar. 1985	Honorary Chairman, ’88 Seoul Olympics Sponsor Group
	-	Mar. 1989	Chairman, Daeseong Electronics Ltd (current)
	-	Dec. 1989	President, Seongsang Co Ltd (current)
	-	Mar. 1990	Statutory Advisor, HQ of Korean Residents’ Union in Japan (current)
	-	Jun. 1990	Honorary Chairman, Overseas Korean Representatives (current)
	-	Aug. 2001	Outside Director, Shinhan Financial Group (current)

12.	Moon Pil Oh

1.	Date of Birth:		December 31, 1930
2.	Current Position:
3.	Education:
4.	Working Experience
	-	Mar. 1954	LLB in Law, Osaka City College
	-	Apr. 1954	Senior Executive Director, Marusan Industry Ltd.
	-	Aug. 1964	President, Maruwa Ltd. Japan
	-	Apr. 1972	President, Maruwa Commerce Ltd. Japan
	-	Feb. 1994	Outside Director, Shinhan Bank
	-	Aug. 2001	Outside Director, Shinhan Financial Group (current)

13.	Young Soo Lee

1.	Date of Birth:		April 4, 1934
2.	Current Position:		President of Teni Ltd.
3.	Education:		Kenkoku High School
4.	Working Experience
	-	Dec. 1966	Established Omega Group
	-	Apr. 1987	President, Hwagasan Center of Korean Residents’ Union in Japan
	-	May 1989	Established Teni Ltd. (current)
	-	Apr. 1993	Statutory Advisor, Wakayama Center of Korean Residents’ Union in Japan (current)
	-	Apr. 1993	Deputy President, Baekdu School Kenkoku Foundation
	-	Apr. 2000	President, Baekdu School Kenkoku Foundation (current)

14.	Dong Hyun Kwon

1.	Date of Birth:		November 27, 1936
2.	Current Position:		Chairman, Aichi Commerce (current)
3.	Education:		Tsukyo Commercial High School
4.	Working Experience
	-	Apr. 1977	President, King Tour Ltd.
	-	Jun. 1984	Director, Aichi Commerce
	-	Aug. 1986	President, Douwa tour Ltd. Japan
	-	1991	Advisor to the Peace Unification Advisory Group
	-	1991	Vice-Chairman, Korean Motherland Investment Association
	-	Jun. 1993	Advisor, Aichiken Korean Commerce Chamber
	-	Feb. 1997	Outside Director, Shinhan Bank
	-	Jun. 2000	Chairman, Aichi Commerce (current)
	-	Aug. 2001 ~ Mar 03	Outside Director, Shinhan Financial Group

15.	Philippe Reynieix

1.	Date of Birth:		June 24, 1949
2.	Current Position:		CEO & GM for Korea, BNP Paribas, Seoul
3.	Education:		Master of Business Law (with award), Paris II Univ. (1973)
4.	Working Experience
	-	1974 ~ 1977:	Assistant Professor at the Law School in Dakar, Senegal
	-	1977 ~ 1984:	B.I.A.O. (International Bank for West Africa)
	-	1984 ~ 1986:	Head of Credit & Marketing, Paribas, Gabon
	-	1986 ~ 1990:	Deputy General Manager, Paribas, Seoul
	-	1990 ~ 1994:	Deputy Head of Corporate Banking, Asia Pacific Division Paribas, Paris
	-	1994 ~ 2000:	Country Manager, Singapore, Regional Head of Corporate Banking for S.E. Paribas, Singapore
	-	2000 ~ 2002:	Chief Operating Officer BNP Paribas, Singapore
	-	July 2002	CEO & GM for Korea BNP Paribas, Seoul (current)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

	By	/s/ Byung Jae Cho
Name: Byung Jae Cho
Title: Chief Financial Officer

Date: March 8, 2004